Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

February 19, 2013

John Reynolds

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Liberty Silver Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 24, 2013

File No. 333-184962

Dear Mr. Reynolds:

On behalf of Liberty Silver Corp., a Nevada corporation (the “Company”), enclosed please find our responses to your comment letter dated February 4, 2013.  The revisions to the Company’s registration statement which are described in this letter, are included in the S-1/A Amendment No. 2 filed as of the hereof.

Prospectus cover page

1.

We note the disclosure that your common stock is traded on the Grey Market. We also note the revised risk factor. If true, please disclose that your common stock is not traded on a U.S. securities market and briefly explain the Grey Market.

Response:

We have revised our disclosure on our Prospectus Cover Page as follows:

“Our common stock is currently quoted on the Toronto Stock Exchange under the symbol “LSL.TO”.  Our common stock is not currently listed, traded or quoted on any U.S. stock exchange, the OTC Markets or any other over-the-counter market in the U.S.  From time to time, our common stock is bought and sold in the U.S. by appointment, which is then reported by the “Grey Market” tier of the OTC Markets.  When stock is purchased by appointment, any such transactions must be reported by the participating broker-dealers to its Self- Regulatory Organization, which then distributes the trade data to market data vendors and financial websites so investors will be able to track the price and volume.  This information is displayed on the “Grey Market” tier of the OTC Markets.  Because there is no established U.S. public trading market for our common stock, there is currently no bid and ask information or other pre-trade data available for our common stock from the “Grey Market” tier of the OTC Markets. Since grey market securities are not traded or quoted on an exchange or interdealer quotation system, investor’s bids and offers are not collected in a central spot so market transparency is diminished and best execution of orders is difficult. The last reported sales price per share of our common stock as reported by the Toronto Stock Exchange on February 15, 2013, was CDN $0.39.  The last reported sales price per share of our common stock as reported by the Grey Market on February 15, 2013, was US $0.38.”

Prospectus Summary, page 6

2.

We note your revised disclosure in response to comment 3 of our letter dated December 10, 2012. However, we continue to note your disclosure that you presently are engaged in the development of resource properties. Please revise your disclosure throughout your prospectus.

Response:

We have revised our disclosure throughout the prospectus to clarify that we are currently engaged in exploration stage activities and intend to engage in development stage activities in the future.

Description of Business, page 19

Lease and Sublease Agreement, page 26

3.

We note your revised disclosure in response to comment 17 of our letter dated December 10, 2012. Please further revise to disclose the steps you are taking, if any, in order to monitor Renaissance’s compliance with the terms of the Lease and Sublease agreement. In this regard, we note that Renaissance’s rights in the Trinity Project are derived from the Lease and Sublease agreement.

Response:

We have revised our disclosure on page 26 of the Prospectus to include the following information:

“We believe that Renaissance has complied with, and it is current in, all of its requirements under the Lease.  We monitor its compliance with annual federal and state requirements for maintenance of mining claims in good standing by obtaining and reviewing copies of all its annual filings relating to the claims comprising the Trinity Project.  For purposes of monitoring compliance by Renaissance with its the semi-annual reporting obligations under the Lease, we provide semi-annual reports to Renaissance regarding our activities, operations and expenditures on the property to assist Renaissance in meeting its obligations to Newmont.  Our CEO has established a regular line of communication with Newmont executives regarding the Trinity Property, and Newmont has identified no non-compliance issues.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Liquidity and Capital Resources, page 36

4.

We note your revised disclosure in response to comment 24 of our letter dated December 10, 2012 and we partially reissue the comment. Please revise to expand your disclosure to include the current status, in this section, of the Earn-In Agreement. For instance, we note that you expect to incur the required $5,000,000 in exploration expenditures by March 29, 2013, but it is unclear how much the company has incurred to date. In addition, please address the dilution risk relating to such financing in your risk factor disclosure.

Response:

We have revised our disclosures on pages 38 of the Prospectus to include the following information:

“In order to acquire a 70% interest in the Trinity Project, the Company is required to incur $5,000,000 in exploration expenditures over a six-year period from March 29, 2010, the date of the Earn-In Agreement, to March 29, 2016.  In addition, by the end of March 29, 2017, the Company is required to produce a bankable feasibility study.  As of December 31, 2012, the Company has incurred approximately $5,193,944 in expenditures related to the Trinity Project, and therefor  will have satisfied the $5,000,000 exploration expenditure commitment prior to March 29, 2013, the third year of the Earn-In Agreement, when the next reporting of exploration expenditures is due to Renaissance.”

Additionally, we have included the following risk factor in our Prospectus:

“Because it is likely that we will issue additional shares of common stock in the future, an investment in the Company’s shares could be subject to substantial dilution.

The Company will require substantial additional capital to continue its exploration activities and to meet its other fiscal obligations, and Company management believes that a primary source of capital for the Company is likely to be the equity markets.  As a result, we anticipate that all, or at least some portion, of future financings, if any, will be in the form of equity financing from sale of our common stock.  In the event we do sell more common stock in the future, the ownership interests of the Company’s current shareholders will be diluted on a percentage basis, and both current and future shareholders of the Company could suffer dilution in the net tangible book value of their shares.   Dilution in net tangible book value is the difference between the price per share that a current or future shareholder pays for the purchase of shares of our common stock, and the net tangible book value of the Company’s issued and outstanding shares of common stock immediately after the Company completes the sale of newly issued shares.  If dilution occurs, any investment in the Company’s common stock could seriously decline in value.”

Audited Financial Statements for the years ended June 30, 2012 and 2011

Statement of Cash Flows, page F-8

5.

We note your response to comment 36 from our letter dated December 10, 2012 and see that you have amended your statement of cash flows to reflect the settlement of the $150,000 related party notes payable in your cash flows from operating activities. However, your disclosures continue to indicate that the related party debt was settled through the issuance of common shares rather than cash. The statement of cash flows should only report the cash effects of transactions during a period of an entity’s operations. Please explain how your inclusion of a non-cash transaction complies with the form and content provisions of FASB ASC Subsection 230-10-45 or revise your statement of cash flow accordingly.

Response:

As described more fully in the response to comment 6 below, the Company has prepared restated financial statements for the fiscal year ended June 30, 2012 (and comparative 2011), and has included these restated financial statements in its amended registration statement filed as of the date hereof.  In the restated financial statements, the Company has revised and corrected its disclosure in the Statements of Cash Flows to comply with the form and content provisions of FASB ASC Subsection 230-10-45, as follows:

In the Cash Flows from Financing Activities section of the Statements of Cash Flows, on the line item Proceeds from issuance of common stock; the Company had included a non-cash amount of $260,000 in error.  This amount was comprised of $150,000, which relates to the settlement of related party notes, and $110,000, which relates to the issuance of shares for services.  Proceeds from issuance of common stock has been adjusted to remove the effects of the non-cash transactions and the corresponding amounts have been adjusted as follows:  The Decrease in related party note line in the amount of $150,000 has been removed from the Changes in Operating Assets and Liabilities section of the Cash Flows from Operating Activities; and the Shares issued for services line in the amount of $110,000 has been inserted as a non-cash adjustment to reconcile net cash used in operating activities.  The related effects of this change in disclosure have been reflected throughout the financial statements and discussion and analysis.

The effects of these changes have also been updated in the Company’s most recent filing of Form 10-Q for the period ended December 31, 2012, which was filed on February 14, 2013.

Stock Warrants, page F-17

6.

We note you expense the fair value of warrants issued in conjunction with shares of common stock in your “Unit” offerings and that you reflect the warrant issuances as equity transactions in additional paid in capital. We also note that you allocate all of the proceeds received from these offering to the common stock issued. Please explain the basis for your recognition of expense related to the fair value of the warrants and how your accounting complies with the FASB ASC Section 815-40. If you are applying derivative accounting, please explain why you have not recorded an asset or liability related to these instruments on your balance sheet.

Response:

In conjunction with review of this comment 6, the Company has determined that its previous accounting for warrants issuances which were part of its Unit offerings was incorrect and not in compliance with FASB ASC Section 815-40.  As a result, the Company has determined that its audited financial statements for the fiscal year ended June 30, 2012 (and comparative 2011) should be restated to reflect the proper application of FASB ASC 815-40 as it relates to the Unit offerings.  The Company has prepared restated financial statements for the fiscal year ended June 30, 2012 (and comparative 2011) to reflect the proper application of FASB ASC 815-40 as it relates to Unit offerings, and has included these restated financial statements in its amended registration statement filed as of the date hereof.

Prior to the filing of its amended registration statement, on February 15, 2013, the Company filed an Item 4.02 8-K report regarding non-reliance on previously issued financial statements.   As reported in its 8-K filing, the Company intends to file an amended report on Form 10-K for the fiscal year ended June 30, 2012, containing the Company’s restated audited financial statements for the fiscal year ended June 30, 2012 (and comparative 2011), and an amended report on Form 10-Q for the period ended September 30, 2012, containing the Company’s restated interim unaudited financial statements for the period ended September 30, 2012 (and comparative 2011).  Such filings will be made as soon as reasonably possible after the Company is notified that the SEC has no further comment regarding the issues addressed in this comment.

Exhibits

7.

We continue to note that Exhibit 10.2 is missing attachments. Please file this agreement in its entirety with your next amendment. See Item 601(b)(10) of Regulation S-K.

Response:

In response to comment 7, we have filed a complete copy of Exhibit 10.2 with all attachments.

Exhibit 23.1

8.

We note your response to comment 42 in our letter date December 10, 2012 and we reissue the comment. Please have the consent from your independent registered public accounting firm revised to acknowledge your reference the firm on page 46 as experts in accounting and auditing.

Response:

We have filed a revised consent.

Exhibit 99.1

9.

We note your response to comment 43 from our letter dated December 10, 2012. Additionally, we note that your disclosure indicates that your technical report may be found on your company website. Please provide disclosure to clarify if your technical report is filed on the Sedar website and reviewed by the Canadian authorities. Additionally, please provide disclosure indicating that mineralized materials defined in your technical report are not recognized by the United States Securities and Exchange Commission.

Response:

In response to comment 9, we have revised our disclosure on page 29 of the Prospectus as follows:

In the process of compiling and synthesizing information on the Trinity Project, on February 15, 2011, the Company completed an independently verified mineralized materials estimate on the Trinity Project (the “Trinity Project Technical Report”); the report was publicly released by the Company on March 2, 2011.  The Technical Report for the Trinity mine project was prepared in accordance with the Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) by Mine Development Associates of Reno, Nevada, and has been reviewed by the Toronto Stock Exchange.  The Trinity Project Technical Report may be viewed on the Company’s website at www.libertysilvercorp.com and also on www.SEDAR.com, where it has been filed.  Mineralized materials defined in the Trinity Project Technical Report are not recognized by the United States Securities and Exchange Commission.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.

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